March 24, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Mark Shannon, Branch Chief

Re:

Argonaut Gold Inc. (as successor-registrant to Pediment Gold Corp.)

Form 20-F for the Fiscal Year Ended September 30, 2010

Filed by Pediment Gold Corp on December 29, 2010

File No. 000-52509

Dear Mr. Shannon:

This letter is submitted by Argonaut Gold Inc. (“Argonaut”), a Canadian corporation and successor-registrant to Pediment Gold Corp. (“Pediment”), in response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated March 14, 2011 (the “Comment Letter”).  The Comment Letter relates to Pediment’s Form 20-F for the Fiscal Year Ended September 30, 2010 (the “Pediment 20-F”), filed on December 29, 2010 and prior to the consummation of its business combination with Argonaut in late January 2011.

Through our U.S. counsel, Greenberg Traurig LLP, we have discussed the Staff’s Comment Letter with Ms. Tracie Towner in the Division of Corporation Finance and, as requested by Ms. Towner, we respectfully submit this letter in response to the Comment Letter for the Staff’s consideration.

Form 20-F for the Fiscal Year Ended September 30, 2010

Controls and Procedures, page 86

Comment 1:

We note you have not disclosed the conclusion of your principal officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report as required by Item 15(a) of Form 20-F.  Please revise your filing to comply with this guidance accordingly.

9604 Prototype Court • Reno, Nevada 89521 • Tel: (775) 284-4422 • Fax: (775) 284-4426

Response to Comment 1:

Background. By way of background, we supplementally advise the Staff as follows:

Argonaut is organized under the Business Corporation Act of the Province of Ontario, Canada, and is a foreign private issuer as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act’).  Argonaut’s common shares are listed on the Toronto Stock Exchange (“TSX”); Argonaut’s common shares are not listed on a stock exchange in the United States or quoted on the OTCBB.

In accordance with Rule 12g-3(a), Argonaut succeeded as registrant to Pediment following a Plan of Arrangement approved by Canadian courts and the shareholders of both companies.  The Plan of Arrangement was consummated in late January 2011 and reported on Form 6-K, filed February 3, 2011.

Prior to the consummation of the Plan of Arrangement, Pediment filed its annual report on Form 20-F for the fiscal year ended September 30, 2010 with the SEC on December 29, 2010.  We advise the Staff that, in conjunction with the consummation of the Plan of Arrangement, the CEO and CFO of Pediment are not the principal executive and financial officers of the successor-registrant, Argonaut.

Response to Comment Letter.  In the Comment Letter, the Staff notes that Pediment did not include under Item 15(a) of Form 20-F the requisite disclosure of management’s conclusion on the effectiveness of Pediment’s disclosure controls and procedures.  Argonaut, on behalf of Pediment, acknowledges this inadvertent omission, and notes that the Pediment 20-F nonetheless included the requisite certifications by the CEO and CFO as required by Rule 13a-14(a)/15d-14(a), which contain at paragraphs 4(a) and (c) confirmation of the design and evaluation of disclosure controls and procedures.

Argonaut respectfully requests the Staff note that Pediment filed on Form 6-K, concurrently with the filing of the Pediment 20-F on December 29, 2010, Pediment’s Annual Audited Financial Statements, MD&A and CEO and CFO Certifications pursuant to Rule 52-109F1 as filed in Canada (the “Pediment 6-K”).  The MD&A at paragraph 20.0 contains Pediment management's conclusion as to the effectiveness of Pediment's disclosure controls and procedures for the period -- a disclosure requirement under applicable Canadian rules analogous to Item 15(a) of Form 20-F.  In addition, the CEO and CFO certifications filed on the Pediment 6-K (filed as Exhibits 99.1 and 99.2 thereto) are substantively analogous to the certifications required by Rule 13a-14(a)/15d-14(a).  As a result, Argonaut considers that Pediment has substantially complied with the substantive requirements of Item 15(a) of Form 20-F, despite the inadvertent omission of the required disclosure in the Pediment 20-F.

9604 Prototype Court • Reno, Nevada 89521 • Tel: (775) 284-4422 • Fax: (775) 284-4426

Argonaut understands that a revision of the Pediment 20-F to conform technically to the disclosure requirements of Item 15(a) would require Pediment to provide in such filing the certifications required by Rule 13a-14(a)/15d-14(a) and Section 1350.  As noted above, the chief executive and chief financial officer of Pediment are not the principal executive and financial officers of the successor-registrant, Argonaut as a result of the Plan of Arrangement.  Thus, the filing of an amendment to incorporate the inadvertently omitted disclosure that is provided in other filings by Pediment would require Argonaut’s CEO and CFO to make the requisite certifications on matters to which neither they, individually, nor Argonaut had any involvement.  We understand that the Staff has been willing to make accommodations to successor-registrants in such circumstances on a case-by-case basis and respectfully request the Staff’s accommodation in the instant case.

In light of (i) the fact that Pediment has provided substantive disclosure in its SEC filings that substantially comply with the requirements of Item 15(a) of Form 20-F through the inclusion of Pediment management’s conclusion as to the effectiveness of Pediment’s disclosure controls and procedures in its analogous Canadian reports filed on the Pediment 6-K, and (ii) the consummation of the Plan of Arrangement, and the related succession of Argonaut to Pediment’s Exchange Act registration and consequent change in principal executive and financial officers of the registrant, Argonaut believes that the Pediment 20-F and related filings on the Pediment 6-K, when taken together, substantially comply with Item 15(a) of Form 20-F and that, consequently, an amendment to the Pediment 20-F is not required in the instant case.

Supplementally, we advise the Staff that Argonaut will shortly be filing in Canada its Annual Information Report (“AIF”) for the year ended December 31, 2010, related Annual Audited Financial Statements and MD&A (containing management's conclusion as to the effectiveness of Argonaut's disclosure controls and procedures), and the Rule 52-109F1 CEO and CFO certifications, which reports and documents will be submitted to the SEC under cover of Form 6-K.  The AIF will also include the description of Argonaut’s business and operations, as combined with Pediment.  The audited financial statements will contain the certification, as required under local rules, from Argonaut's CEO and CFO as to Management's Responsibility for Financial Reporting, including internal controls.

* * * * * * * * * *

In responding to the Staff’s Comment Letter, we acknowledge that:

•

the registrant is responsible for the adequacy and accuracy of the disclosure in the Pediment 20-F;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Pediment 20-F; and

9604 Prototype Court • Reno, Nevada 89521 • Tel: (775) 284-4422 • Fax: (775) 284-4426

•

Argonaut may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s assistance and cooperation in connection with resolving the issues raised by the Comment Letter with respect to the Pediment 20-F. Questions regarding the above responses or related disclosures may be addressed to the undersigned at 1-775-284-4422 (office) or 1-775-284-4426 (facsimile), or to Barbara A. Jones, Esq. at 1-617-310-6064 (office) or 1-617-897-0954 (facsimile).

Respectfully Submitted,

/s/ Barry Dahl_______________

Barry Dahl

Chief Financial Officer

Argonaut Gold Inc.

(Successor-registrant to Pediment Gold Corp.)

cc:

Tracie Towner, SEC Division of Corporation Finance

Kimberly Calder, SEC Division of Corporation Finance

Peter Dougherty, Chief Executive Officer, Argonaut Gold Inc.

Barbara A. Jones, Esq., Greenberg Traurig, LLP

Sander Grieve, Esq., Fraser Milner Casgrain LLP

9604 Prototype Court • Reno, Nevada 89521 • Tel: (775) 284-4422 • Fax: (775) 284-4426